Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 13 DATED DECEMBER 18, 2018

TO THE PROSPECTUS DATED MARCH 7, 2018

We are providing this Supplement No. 13 to you in order to supplement our prospectus dated March 7, 2018 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this Supplement No. 13 have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is as follows:

●	to disclose the Company's net asset value for the month ended November 30, 2018;
●	to disclose the adjusted per share public offering price for each class of our shares, effective as of December 26, 2018, the date which is five business days after this supplement is filed with the Securities and Exchange Commission;
●	to disclose information about Company distributions;
●	an update to a state suitability standard; and
●	an update to our portfolio.

Determination of Net Asset Value for the month ended November 30, 2018

On December 18, 2018, the Company’s board of directors (the “Board”) determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under "Determination of Net Asset Value" in the Prospectus. Class FA shares were offered in a separate private offering and are not being offered in the Company’s current public offering (the “Offering”). The following table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, and Class I shares as of November 30, 2018:

Month Ended November 30, 2018	Class FA	Class A	Class T	Class D	Class I	Total
Net Asset Value	$86,917,373	$2,492,409	$743,297	$2,874,590	$5,400,096	$98,427,765
Number of Outstanding Shares	3,266,260	94,331	28,032	109,597	203,604	3,701,824
Net Asset Value, Per Share	$26.61	$26.42	$26.52	$26.23	$26.52

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Public Offering Price Adjustment

On December 18, 2018, the Board also approved the new per share public offering price for each share class in the Offering. The new public offering prices will be effective as of December 26, 2018 and will be used for the Company’s next monthly closing for subscriptions on December 28, 2018. As of the date of this Supplement No. 13, all references throughout the Prospectus to the per share public offering price for each share class available in the Offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share as of November 30, 2018. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$28.87	$27.84	$26.23	$26.52
Selling Commissions, Per Share	$1.73	$0.84
Dealer Manager Fees, Per Share	$0.72	$0.48

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

On December 18, 2018, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I
January 30, 2019	February 11, 2019	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167

Suitability Standards

The Missouri suitability standard under the caption “Suitability Standards” is superseded in its entirety by the following:

Missouri – No more than ten percent (10%) of any one Missouri investor's liquid net worth shall be invested in this offering of CNL Strategic Capital, LLC shares.

Conflicts of Interest and Certain Relationships and Related Party Transactions

The following sentence supersedes and replaces the second sentence in the fourth paragraph under the “Conflicts of Interest and Certain Relationships and Related Party Transactions—the Acquisitions of Our Initial Businesses—Background” section and the following updates the “Our Portfolio” and “Conflicts of Interest and Certain Relationships and Related Party Transactions—The Acquisition of Our Initial Businesses” sections of the Prospectus as it relates to information about Lawn Doctor and Polyform.

The board of directors of Lawn Doctor is made up of four members, and includes Scott Frith, the President of Lawn Doctor, and the board of directors of Polyform is made up of four members, and includes Denice Steinmann.